17009945

SEC Mail Processing Section

MAR 0 2 2017

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **New City Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 S Bascom Ave, STE 700
(No. and Street)

Campbell	**CA**	**95008**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yannan Wang **310-971-9618**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Spicer Jeffries LLP
(Name - if individual, state last, first, middle name)

5251 S. Quebec Street, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yannan Wang, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of New City Capital LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Subscribed and sworn to before me this 28th day of February 2017

Notary Public

PIYUSH DAVE
Commission # 2068624
Notary Public - California
Santa Clara County
My Comm. Expires Jun 11, 2018

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW CITY CAPITAL LLC

Table of Contents

SPICER JEFFRIES LLP

[illegible] SOUTH QUEBEC STREET • SUITE [illegible]
GREENWOOD VILLAGE, COLORADO [illegible]
TELEPHONE [illegible]
FAX [illegible]
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
New City Capital LLC

We have audited the accompanying financial statements of New City Capital LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 24, 2017

NEW CITY CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets:	
Cash and cash equivalents	$ 1,128,298
Accounts receivable and other assets	915,493
	$ 2,043,791
Liabilities and Members' Equity:	
Accounts Payable	$ 1,632,214
Members' Equity	411,577
Total Liabilities and Members' Equity	$ 2,043,791

The accompanying notes are an integral part of this statement.

NEW CITY CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR-ENDED DECEMBER 31, 2016

Gross Revenue	
Service Fees	$8,496,324
Payout to finders	(7,709,222)
Gross Profit	787,102
Operating Expenses	
Travel and entertainment	152,864
Professional fees	130,159
Office expense	83,815
Payroll and related	28,359
Rent	22,209
Dues and subscriptions	12,532
Regulatory	12,378
Total Operating expenses	442,316
Net income	$344,786

The accompanying notes are an integral part of this statement.

NEW CITY CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR-ENDED DECEMBER 31, 2016

	Total Members' Equity
Balance, at December 31, 2015	$ 66,791
Contributions	-
Net Income	344,786
Balance, at December 31, 2016	$ 411,577

The accompanying notes are an integral part of this statement.

NEW CITY CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR-ENDED DECEMBER 31, 2016

Cash provided by operating activities:	
Net Income	$ 344,786
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable and other assets	(624,343)
Accounts payable	1,358,164
Net cash used in operating activities	1,078,607
Net Increase in cash and cash equivalents	1,078,607
Cash and cash equivalents, beginning of year	49,691
Cash and cash equivalents, end of year	$ 1,128,298

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – Summary of significant accounting policies:

New City Capital LLC (the "Company" or the "Firm") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the Financial Regulatory Authority, Inc. ("FINRA"). The Company is incorporated in the State of California and became a FINRA member July 6, 2015.

The Firm conducts private placement services for institutional clients. The Company earns all of its operating revenues in the form of private placement service fees under SEC Regulation D, through the USCIS EB-5 program.

Basis of Presentation:

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

During the year ended December 31, 2016, the Company derived commissions and fees from the sourcing and placement of regulation D private placement for participants in the USCIS EB-5 program. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

15c3-3 Exemption:

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents:

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2016, the Company had no cash equivalents.

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – Summary of significant accounting policies (continued):

Income Taxes:

No provision or liability for federal income taxes has been included in the financial statements due to the Company's limited liability status is in the State of California.

Accounting principles generally accepted in the United States of America require the Company to examine its positions for tax uncertainty, to which Management is not aware of any tax positions that are more likely than not to change in the next twelve months, or that would not sustain an examination by applicable taxing authorities.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events:

The Company evaluated subsequent events for recognition and disclosure through the date these financial statements were issued.

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 2 – Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 SEC Rule 240.15c3-1), which requires the maintenance of minimum net capital at all times, and mandates that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10-to-1).

The minimum net capital requirement is the greater of:

- The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, or
- The minimum dollar requirement ($5,000).

At December 31, 2016, the Company had net capital of $342,083, which was $233,269 in excess of its required minimum net capital of $108,814.

The Company's net capital ratio (aggregate indebtedness-to-net capital) was 4.77-to-1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15-to-1 in the Company's first year of operation.

NOTE 3 – Commitments and Contingencies:

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amounts of relief sought or expected to be sought therein.

The Company entered into a two year lease agreement for its office in Campbell, California. The lease began May 1, 2016 and terminates on April 2018. The future minimum lease payments are as follows:

Year Ending December 31:	Amount
2017	$22,536
2018	7,512
Total	$ 30,048

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2016, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 4 – Financial Instruments, Off-Balance Sheet Risk and Contingencies:

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other assets, and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash is held at a financial institution, and at times, such amounts may exceed FDIC insurable limits; however, the Company has not experienced any losses related to such cash balances. As of December 31, 2016 the Company's cash in excess of FDIC limit of $250,000 was $877,203.

The Firm conducts private placement services for institutional clients, and earns all of its operating revenues in the form of private placement service fees under SEC Regulation D, through the USCIS EB-5 program. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Approximately 83% of the firm's revenue in the year 2016 was derived from one private placement transaction.

SCHEDULE I

NEW CITY CAPITAL LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO SEC 1934 RULE 240.15c3-1

DECEMBER 31, 2016

Net Capital:	
Total Members' Equity	$ 411,577
Adjustments to Net Capital:	
Non-allowable assets	(69,494)
Net Capital, as defined	$ 342,083
Computation of basic net capital requirement:	
Aggregate indebtedness	$ 1,632,215
Minimum dollar net capital requirement	$ 5,000
Aggregate indebtedness divided by 15	$ 108,814
Net capital requirement (greater)	$ 108,814
Excess Net Capital	$ 233,269
Ratio of Aggregate Indebtedness-to-Net Capital	4.77 to 1

SCHEDULE I

NEW CITY CAPITAL LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL, PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(d)
DECEMBER 31, 2016

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$ 396,050
Adjustments:	
Increase in non-allowable	(53,967)
NET CAPITAL PER REPORT, PURSUANT TO RULE 17a-5(d)	$ 342,083

\

Schedule II

New City Capital LLC

COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS UNDER

15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 240.15c3-3 of the U.S. Securities and Exchange Act of 1934, since the Firm's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

SCHEDULE III

NEW CITY CAPITAL LLC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE -
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 240.15c3-3 of the U.S. Securities and Exchange Act of 1934, since the Firm's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

SPICER JEFFRIES LLP

4291 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
New City Capital LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) New City Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 24, 2017

NEW CITY CAPITAL LLC
Exemption Report
SEC Rule 17a-5 (d) (4)

February 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d) (4):

- New City Capital LLC is a broker-dealer registered with the SEC and FINRA.
- New City Capital LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2016.
- New City Capital LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and the firm's knowledge.

Yannan Wang

Managing Partner

New City Capital LLC

NEW CITY CAPITAL LLC
SIPC REPORT

SIPC Net Operating Revenue	8,445,029
General Assesment @ .0025	21,108
Less Payment made with SIPC 6 Filed	642
less Payment made with original SIPC -7	1,835
Total Assesments Paid with updated Form SIPC 7	19,273
overpayment	642

SPICER JEFFRIES LLP
[illegible]
[illegible]
[illegible]
TELEPHONE: (303) 753-1959
FAX: [illegible]
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Mr. Yannan Wang
New City Capital LLC
1999 S. Bascom Ave. #700
Campbell, CA 95008

Dear Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by New City Capital LLC., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating New City Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). New City Capital LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 24, 2017